SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

_____________________

FORM 8-A/A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
PURSUANT TO SECTION 12 (b) OR 12 (g) OF THE
SECURITIES EXCHANGE ACT OF 1934

Smithtown Bancorp, Inc.

(Exact name of registrant as specified in its charter)

New York	11-2695037
(State of incorporation or organization)	(IRS Employer Identification No.)

100 Motor Parkway, Suite 160, Hauppauge, NY	11788
(Address of principal executive offices)	(Zip Code)

If this form relates to the	If this form relates to the
registration of a class of securities	registration of a class of securities
pursuant to Section 12(b) of the	pursuant to Section 12 (g) of the
Exchange Act and is effective pursuant	Exchange Act and is effective pursuant
to General Instruction A. (c), please	to General Instruction A. (d), please
check the following box. ☐	check the following box. ☒

Securities Act registration statement file number to which this form relates:___

(If applicable)

Securities to be registered pursuant to Section 12 (b) of the Act: None

Title of Each Class	Name of Each Exchange on Which
to be so Registered	Each Class is to be Registered

Securities to be registered pursuant to Section 12 (g) of the Act:

Rights to purchase Series A Participating Preferred Stock

(Title of Class)

Item 1.    Description of Registrant's Securities to be Registered

On September 21, 2007, Smithtown Bancorp, Inc., a New York corporation (the "Company"), authorized the amendment of the Shareholder Protection Rights Agreement, dated as of September 23, 1997 (the "Rights Agreement"), to provide that (a) the Expiration Date (as defined in the Rights Agreement) be amended to be the earliest of (i) the Exchange Time (as defined in the Rights Agreement), (ii) the Redemption Time (as defined in the Rights Agreement), (iii) the close of business on October 6, 2017 and (iv) immediately prior to the effective time of a consolidation, merger or share exchange of the Company into another corporation in which the Company is the surviving corporation but Common Stock is converted into cash and/or securities of another corporation, in either case pursuant to an agreement entered into prior to a Flip-in Date; (b) the Exercise Price (as defined in the Rights Agreement) is amended to be $97.00, and (c) the definition of “Common Stock” is amended to be the shares of Common Stock, par value $0.01 per share, of the Company. On February 6, 2008, the Company further amended the Rights Agreement to provide for additional notice to and indemnification of Mellon Investor Services LLC, as the Rights Agent under the Rights Agreement. The amendments are incorporated in the Amendment to Shareholder Protection Rights Agreement dated as of February 6, 2008 between the Company and Mellon Investor Services LLC.

Item 2.    Exhibits

Exhibit No.	Description

(1)	Amendment to Shareholders Protection Rights Agreement between the Company and Mellon Investor Services LLC

Exhibit 1

AMENDMENT TO
SHAREHOLDER PROTECTION RIGHTS AGREEMENT

AMENDMENT, dated as of February 6, 2008 (this "Amendment"), to the Shareholder Protection Rights Agreement, dated as of September 23, 1997 (the "Rights Agreement"), between Smithtown Bancorp, Inc., a New York corporation (the "Company") and Mellon Investor Services LLC, a New Jersey limited liability company as Rights Agent (the "Rights Agent").

WHEREAS, pursuant to Section 5.4 of the Rights Agreement, the Company and the Rights Agent may, prior to the Flip-in Date (as defined in the Rights Agreement), amend the Rights Agreement without the approval of any holders of Rights (as defined in the Rights Agreement). The Company now desires to amend the Rights Agreement as set forth in this Amendment; and

WHEREAS, at a meeting of the board of directors of the Company on September 21, 2007, the board of directors of the Company unanimously approved the amendment of Section 1.1 of the Rights Agreement and the form of the Rights Certificate as set forth in paragraphs 1 and 2 of this Amendment and authorized the Company to execute this amendment to the Rights Agreement; and

WHEREAS, at a meeting of the board of directors of the Company on February 6, 2008 the board of directors of the Company unanimously approved additional amendments to the Rights Agreement as set forth in paragraph 3 through 31 of this Amendment and authorized the Company to execute this amendment to the Rights Agreement,

NOW THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

1. Amendment of Section 1.1

(a) The Rights Agreement is hereby amended by deleting in its entirety the definition of “Expiration Time” contained in Section 1 thereof and substituting therefor the following:

“Expiration Time” shall mean the earliest of (i) the Exchange Time, (ii) the Redemption Time, (iii) the close of business on October 6, 2017 and (iv) immediately prior to the effective time of a consolidation, merger or share exchange of the Company into another corporation or with another corporation in which the Company is the surviving corporation but Common Stock is converted into cash and/or securities of another corporation, in either case pursuant to an agreement entered into prior to a Flip-in Date.

(b)The Rights Agreement is hereby amended by deleting in its entirety the second sentence in the definition of "Exercise Price" contained in Section 1 thereof and substituting therefor the following:

"Until adjustment thereof in accordance with the terms hereof, the Exercise Price shall equal $97.00"

(c)  The Rights Agreement is hereby amended by deleting in its entirety the definition of “Common Stock” contained in Section 1 thereof and substituting therefor the following:

“Common Stock” shall mean the shares of Common Stock, par value $0.01 per share, of the Company.

(d) The Rights Agreement is hereby amended by inserting the phrase “and/or the State of New Jersey” after “The City of New York”.

2. Amendment to Form of Rights Certificate

(a) The form of Rights Certificate set forth in the Rights Agreement as Exhibit A is hereby amended by deleting in its entirety the last sentence of the first paragraph of the form of Rights Certificate (not including the legend at the top of such form) and substituting therefor the following:

"The Exercise Price shall be $97.00 per Right and shall be subject to adjustment as provided in the Agreement"

(b) Any and all references to “the principal office of the Rights Agent in the City of New York” shall be deleted and substituted therefor with “the office of the Rights Agent designated for such purposes”.

3. Amendment of Section 2.2.

(a) The Rights Agreement is hereby amended by deleting the phrase "the following legend" and substituting therefor "a legend in substantially the following form".

(b) Any and all references to "void" in Sections 2.2, 2.3(c), 2.7(d), 2.11(d) and the Form of Rights Certificate of the Rights Agreement are hereby deleted and substituted therefor with references to “null and void".

4. Amendment of Section 2.3(c).

(a) The Rights Agreement is hereby amended by inserting the phrase "and receipt by the Rights Agent of notice thereof as well as other relevant information" after "Promptly following the Separation Time"

(b) The Rights Agreement is hereby amended by inserting the phrase "(but which do not affect the rights, duties, liability or responsibilities of the Rights Agent)" after "as the Company may deem appropriate".

5. Amendment of Section 2.3(d)

(a) The Rights Agreement is hereby amended by inserting the phrase "and properly" after "attached to the Rights Certificate duly”.

(b)Any and all references to "transfer taxes" in Sections 2.3(d) and 2.3(g) of the Rights Agreement are hereby deleted and substituted therefor with references to "taxes".

6. Amendment of Section 2.3(e)

(a) Section 2.3(e) and the Form of Rights Certificate of the Rights Agreement are hereby amended by inserting the phrase "duly executed and properly completed" after "with an Election to Exercise".

7. Amendment to Section 2.4(b). The Rights Agreement is hereby amended by inserting the Phrase ", subject to Section 5.4" after "and the Company and the Rights Agent".

8.Amendment to Section 2.4(c). The Rights Agreement is hereby amended by deleting the second sentence in its entirety and substituting therefor with the following:

"Whenever an adjustment to the Exercise Price is made pursuant to this Section 2.4, the Company shall (i) promptly prepare a certificate setting forth such adjustment and (ii) promptly file with the Rights Agent and with each transfer agent for the Common Stock a copy of such certificate. The Rights Agent shall be fully protected in relying on such certificate and on any adjustment contained therein and shall have no duty with respect to and shall not be deemed to have knowledge of any adjustment unless and until it shall have received such a certificate."

9. Amendment to Section 2.5. Any and all references to '`person" in Sections 2.5, 2.9, 2.10, 2.11(c) and 4.3(g) are hereby substituted therefor with references to "Person."

10. Amendment to Section 2.6(a). The Rights Agreement is hereby amended by adding the following as the second sentence of the third paragraph:

“Until such notice is received by the Rights Agent, the Rights Agent may presume conclusively that the Separation Time has not occurred”.

11. Amendment to Section 2.7(c). The Rights Agreement is hereby amended by adding the following as the last sentence:

“The Rights Agent shall have no duty or obligation to take any action under any Section of this Agreement which requires the payment of a Rights holder of applicable taxes and charges unless and until the Rights Agent is satisfied that all such taxes and/or charges have been paid."

12. Amendment to Section 3.1(b). The Rights Agreement is hereby amended by adding the following as the last sentence:

“The Company shall give the Rights Agent written notice of the identity of any such Acquiring Person, Associate or Affiliate, or the nominee of any of the foregoing, and the Rights Agent may rely on such notice in carrying out its duties under this Agreement and shall be deemed not to have any knowledge of the identity of any such Acquiring Person, Associate or Affiliate, or the nominee of any of the foregoing unless and until it shall have received such notice”.

13. Amendment to Section 4.1(a) The Rights Agreement is hereby amended by deleting it in its entirety and substituting therefor with the following:

“The Company hereby appoints the Rights Agent to act as agent for the Company in accordance with the terms and conditions hereof and the Rights Agent hereby accepts such appointment. The Company agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the preparation, delivery, amendment, administration and execution of this Agreement and the exercise and performance of its duties hereunder. The Company also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability, damage, judgment, fine, penalty, claim, demand, settlement, cost or expense (including, without limitation, the reasonable fees and expenses of counsel) incurred without gross negligence, bad faith or willful misconduct on the part of the Rights Agent (which gross negligence, bad faith or willful misconduct must be determined by a final, non-appealable order, judgment, decree or ruling of a court of competent jurisdiction), for any action taken, suffered or omitted to be done by the Rights Agent in connection with the acceptance, administration, exercise and performance of its duties under this Agreement, including, without limitation, the costs and expenses of defending against and appealing any claim of liability arising therefrom, directly or indirectly. The indemnity provided herein shall survive termination of this Agreement and the termination, exercise or expiration of the Rights and the resignation, replacement or removal of the Rights Agent. The costs and expenses incurred in successfully enforcing this right of indemnification shall be paid by the Company. Anything to the contrary contained herein notwithstanding, in no event shall the Rights Agent be liable for special, punitive, indirect, incidental or consequential loss or damage of any kind whatsoever (including but not limited to lost profits), even if the Rights Agent has been advised of the likelihood of such loss or damage. Any liability of the Rights Agent under this Rights Agreement will be limited to the amount of fees paid by the Company to the Rights Agent.”

14. Section 4.1(b) The Rights Agreement is hereby amended by deleting it in its entirety and substituting therefor with the following:

“The Rights Agent shall be authorized and protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with the acceptance and administration of this Agreement and the exercise and performance of its duties hereunder in reliance upon any certificate for securities (or registration on the stock transfer books of the Company) purchasable upon exercise of Rights, Rights Certificate, certificate for other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons or otherwise upon the advice or opinion of counsel as set forth in Section 4.3. The Rights Agent shall not be deemed to have knowledge of any event of which it was supposed to receive notice thereof hereunder, and the Rights Agent shall be fully protected and shall incur no liability for failing to take action in connection therewith unless and until it has received such notice in writing”.

15. Section 4.2 Any and all references to “corporation” are hereby deleted and substituted therefore with “Person”.

16. Section 4.3(a) The Rights Agreement is hereby amended by deleting it in its entirety and substituting therefor with the following:

The Rights Agent may consult with legal counsel (who may be legal counsel for the Company or an employee of the Rights Agent), and the advice or opinion of such counsel will be full and complete authorization and protection to the Rights Agent and the Rights Agent shall incur no liability for or in respect of any action taken, suffered, or omitted by it in accordance with such advise or opinion”.

17. Section 4.3(b) The Rights Agreement is hereby amended by deleting it in its entirety and substituting therefor with the following:

“Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter (including, without limitation, the identity of any Acquiring Person and the determination of Market Price) be proved or established by the Company prior to taking, suffering or omitting to take any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be the Chairman of the Board, the President or any Vice President and by the Treasurer or any Assistant Treasurer or the Secretary or any Assistant Secretary of the Company and delivered to the Rights Agent; and such certificate will be full and complete authorization and protection to the Rights Agent and the Rights Agent shall incur no liability for or in respect of any action taken, suffered or omitted by it under the provisions of this Agreement in reliance upon such certificate."

18. Section 4.3(c). The Rights Agreement is hereby amended by deleting it in its entirety and substituting therefor with the following:

“The Rights Agent will be liable hereunder only for its gross negligence, bad faith or willful misconduct (as determined by a final, non-appealable order, judgment, decree or ruling of a court of competent jurisdiction)”.

19. Section 4.3(e)

(a) The Rights Agreement is hereby amended by adding the phrase "have any liability" after "The Rights Agent will not".

(b) The Rights Agreement is hereby amended by deleting the parenthetical "(except the due execution hereof by the Rights Agent)" and substituting therefor with "(except the due authorization, execution and delivery hereof by the Rights Agent)".

(c) The Rights Agreement is hereby amended by adding the phrase "change or" before the three references to "adjustment".

(d) The Rights Agreement is hereby amended by deleting the phrase "describing any adjustment" and substituting therefor with "describing any such change or adjustment upon which the Rights Agent may rely".

20. Section 4.3(g)

(a) The Rights Agreement is hereby amended by deleting "it shall not be liable for any action taken or suffered in good faith in accordance with instructions of any such person" and substituting therefor with “such instructions shall be full authorization and protection to the Rights Agent and the Rights Agent shall incur no liability for or in respect of any action taken, suffered or omitted by it in accordance with instructions of any such Person or for any delay in acting while waiting for those instructions. The Rights Agent shall be fully authorized and protected in relying upon the most recent instructions received by such Person”.

21. Section 4.3(h)

(a) The Rights Agreement is hereby amended by adding the phrase "member, affiliate" after "The Rights Agent and any".

(b) The Rights Agreement is hereby amended by deleting the last sentence in its entirety and substituting therefor with the following: "Nothing herein shall preclude the Rights Agent or any such member, affiliate, stockholder, director, officer or employee from acting in any other capacity for the Company or for any other Person."

22. Section 4.3(i)

(a) The Rights Agreement is hereby amended by adding the phrase "(through its directors, officers and employees)" after "any duty hereunder either itself”.

(b) The Rights Agreement is hereby amended by deleting "resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof” and substituting therefor with "or any other Person resulting from any such act, default, neglect or misconduct, absent gross negligence, bad faith or willful misconduct in the continued employment thereof (each as determined by a final, non-appealable order, judgment, decree or ruling of a court of competent jurisdiction)."

23. Section 4.3(j). The Rights Agreement is hereby amended by adding the following Section 4.1(j) after Section 4.1(i):

“No provision of this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties hereunder or in the exercise of its rights if it believes that repayment of such funds or adequate indemnification against such risk or liability is not reasonably assured to it”.

24. Section 4.4.

(a) The Rights Agreement is hereby amended by deleting the phrase "90 days' notice" and substituting therefor with “45 days' notice”.

(b) The Rights Agreement is hereby amended by adding the phrase "known to the Rights Agent” after both references to “each transfer agent of Common Stock”.

(c) The Rights Agreement is hereby amended by adding the phrase "or the Rights Agent'' after “then the holder of any Rights”.

(d) The Rights Agreement is hereby amended by deleting “corporation” and substituting therefor with “Person (or an Affiliate of such Person)”.

25. Section 5.4.

(a) The Rights Agreement is hereby amended by deleting the phrase "The Company, and the Rights Agent may" and substituting therefor with "Subject to the last sentence of this Section 5.4, the Company may, and the Rights Agent, if so directed by the Company, shall".

(b) The Rights Agreement is hereby amended by deleting the last sentence and substituting therefor with "The Rights Agent will, upon the delivery of a certificate from an appropriate officer of the Company that states that the proposed supplement or amendment complies with this Section 5.4, duly execute and deliver any supplement or amendment hereto requested by the Company which satisfies the terms of the preceding sentence. Notwithstanding anything contained herein to the contrary, the Rights Agent may, but shall not be obligated to, enter into any supplement or amendment that affects the Rights Agent's own rights, duties or immunities under this Agreement and it shall not be bound by any such supplement or amendment not executed by it."

26. Section 5.5. The Rights Agreement is hereby amended by adding the following as the last sentence:

“Whenever a payment for fractional Rights or fractional Shares is to be made by the Rights Agent, the Company shall (i) promptly prepare and deliver to the Rights Agent a certificate setting forth in reasonable detail the facts related to such payment and the prices and/or formulas utilized in calculating such payments, and (ii) provide sufficient monies to the Rights Agent in the form of fully collected funds to make such payments. The Rights Agent shall be fully protected in relying upon such a certificate and shall have no duty with respect to, and shall not be deemed to have knowledge of any payment for fractional Rights or fractional Shares under any Section of this Agreement relating to the payment of fractional Rights or fractional Shares unless and until the Rights Agent shall have received such a certificate and sufficient monies”.

27. Section 5.6. The Rights Agreement is hereby amended by adding the phrase “and 5.13” after “Section 3.1(b)”.

28. Section 5.10. The Rights Agreement is hereby amended by adding the phrase “with prompt written notice to the Rights Agent” after “a public notice”.

29. Section 5.14. The Rights Agreement is hereby amended by adding the following as the last sentence:

“The Rights Agent shall always be entitled to assume that the Board of Directors of the Company acted in good faith and shall be fully protected and incur no liability in reliance thereon”.

30. Section 5.18. The Rights Agreement is hereby amended by adding the proviso “provided, however, that if such excluded provision shall affect the rights, immunities, duties or obligations of the Rights Agent, the Rights Agent shall be entitled to resign immediately”.

31. Section 5.19. The Rights Agreement is hereby amended by adding the following as “Section 5.19 Force Majeure”.

“Notwithstanding anything to the contrary contained herein, the Rights Agent shall not be liable for any delays or failures in performance resulting from acts beyond its reasonable control including, without limitation, acts of God, terrorist acts, shortage of supply, breakdowns or malfunctions, interruptions or malfunction of computer facilities, or loss of data due to power failures or mechanical difficulties with information storage or retrieval systems, labor difficulties, war or civil unrest”.

32. GOVERNING LAW. THIS AMENDMENT SHALL BE DEEMED TO BE A CONTRACT MADE UNDER THE LAWS OF THE STATE OF NEW YORK AND FOR ALL PURPOSES SHALL BE GOVERNED BY AND CONSTRUCTED IN ACCORDANCE WITH THE LAWS OF SUCH STATE APPLICABLE TO CONTRACTS TO BE MADE AND PERFORMED ENTIRELY WITHIN SUCH STATE.

33. Counterparts. This Amendment may be executed in any number of counterparts, each of which shall for all purposes be deemed to be an original, and all of such counterparts shall together constitute but one and the same instrument.

34.Miscellaneous. Except as expressly set forth herein, this Amendment shall not by implication or otherwise alter, modify, amend or in any way affect any of the terms, conditions, obligations, covenants or agreements contained in the Rights Agreement, all of which are ratified and affirmed in all respects and shall continue in full force and effect. If any term of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the date first above written.

SMITHTOWN BANCORP, INC.

By:  /s/ Anita M. Florek
Name: Anita M. Florek
Title: Executive Vice President

MELLON INVESTOR SERVICES LLC

By:  /s/ Joseph J. Carraturo
Name: Joseph J. Carraturo
Title: Vice President

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Dated: February 6, 2008	SMITHTOWN BANCORP, INC.

	By:	/s/ Anita M. Florek
Name: Anita M. Florek
Title: Executive Vice President